Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-258258

Supplementing the

Preliminary Prospectus Supplement

dated May 24, 2022 to the

Prospectus dated July 29, 2021

VISA INC.

May 24, 2022

€1,350,000,000 1.500% Senior Notes due 2026 (the “2026 Notes”)

€1,000,000,000 2.000% Senior Notes due 2029 (the “2029 Notes”)

   €650,000,000 2.375% Senior Notes due 2034 (the “2034 Notes”)

Issuer:	Visa Inc.

Ratings (Moody’s / S&P):*	Aa3/AA-

Aggregate Principal Amount Offered:	€1,350,000,000 for the 2026 Notes €1,000,000,000 for the 2029 Notes €650,000,000 for the 2034 Notes

Trade Date:	May 24, 2022

Settlement Date:	June 1, 2022 (T+5)**

Maturity Date:	June 15, 2026 for the 2026 Notes June 15, 2029 for the 2029 Notes June 15, 2034 for the 2034 Notes

Coupon (Interest Rate):	1.500% per annum for the 2026 Notes 2.000% per annum for the 2029 Notes 2.375% per annum for the 2034 Notes

Price to Public (Issue Price):	99.542% of the principal amount for the 2026 Notes 99.675% of the principal amount for the 2029 Notes 99.030% of the principal amount for the 2034 Notes

Net Proceeds (before expenses):	€1,341,117,000 for the 2026 Notes €993,250,000 for the 2029 Notes €640,932,500 for the 2034 Notes

Benchmark Bund:	OBL 0.000% due April 10, 2026 for the 2026 Notes DBR 0.250% due February 15, 2029 for the 2029 Notes DBR 0.000% due February 15, 2032 for the 2034 Notes

Benchmark Bund Price and Yield:	97.888; 0.553% for the 2026 Notes 96.635; 0.765% for the 2029 Notes 91.242; 0.947% for the 2034 Notes

Spread to Benchmark Bund:	+106.5 basis points for the 2026 Notes +128.5 basis points for the 2029 Notes +152.2 basis points for the 2034 Notes

Mid-Swap Yield:	1.268% for the 2026 Notes 1.500% for the 2029 Notes 1.769% for the 2034 Notes

Spread to Mid-Swap:	+35 basis points for the 2026 Notes +55 basis points for the 2029 Notes +70 basis points for the 2034 Notes

Issue Yield:	1.618% for the 2026 Notes 2.050% for the 2029 Notes 2.469% for the 2034 Notes

Interest Payment Date:	Annually on June 15, commencing June 15, 2023.

Redemption for Tax Reasons:	The Company may redeem all, but not less than all, of any series of notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but excluding, the date fixed for redemption.

Optional Redemption Provisions:	Each series of notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time prior to the applicable Par Call Date (as set forth in the table below), at a price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon as if the notes matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus the applicable Spread for such notes (as set forth in the table below).

Series	Par Call Date	Spread
2026 Notes	May 15, 2026	20 bps
2029 Notes	April 15, 2029	20 bps
2034 Notes	March 15, 2034	25 bps

Each series of notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.

In each case, accrued interest will be payable to, but excluding, the redemption date.

“Comparable Government Bond Rate” means, with respect to any Redemption Date, the yield (rounded to three decimal places, with 0.0005 being rounded upwards) of the Comparable Government Bond (as defined below) on the third Business Day prior to the Redemption Date, calculated on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Company and calculated in accordance with generally accepted market practice at such time.

“Comparable Government Bond” means, with respect to Notes redeemed prior to the applicable Par Call Date, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a bond that is a direct obligation of the Federal Republic of

Germany (a “German government bond”) whose maturity is closest to the applicable Par Call Date of the Notes or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

CUSIP Number:	92826C AR3 for the 2026 Notes 92826C AS1 for the 2029 Notes 92826C AT9 for the 2034 Notes

ISIN:	XS2479941499 for the 2026 Notes XS2479941572 for the 2029 Notes XS2479942034 for the 2034 Notes

Common Code:	247994149 for the 2026 Notes 247994157 for the 2029 Notes 247994203 for the 2034 Notes

Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the Company and so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euro, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes then due and payable.

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.

Joint Book-Running Managers:

J.P. Morgan Securities plc

Barclays Bank PLC

Citigroup Global Markets Limited

HSBC Bank plc

Merrill Lynch International

Deutsche Bank AG, London Branch

Goldman Sachs & Co. LLC

MUFG Securities EMEA plc

RBC Europe Limited

Standard Chartered Bank

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:	Loop Capital Markets LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

The issuer expects that delivery of the notes will be made against payment thereof on the fifth U.S. business day following the date of the pricing of the notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding U.S. business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) or UK PRIIPs KID has been prepared as the notes are not available to retail investors in the European Economic Area or the United Kingdom.

Relevant stabilization regulations including FCA/ICMA will apply.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities plc at +44-207-134-2468, Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Limited at 1-800-831-9146, HSBC Bank plc at +1 (866) 811-8049 or Merrill Lynch International at +1 (800) 294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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